Advaxis, Inc.
305 College Road East
Princeton, New Jersey 08540

June 22, 2011
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Mr. Jeffrey Riedler

Re:	Advaxis, Inc. Registration Statement on
Form S-1 File No. 333-173370 (the “Registration Statement”)

Dear Mr. Riedler:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Advaxis, Inc., a Delaware corporation (the “Registrant”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m. on Friday, June 24, 2011, or as soon thereafter as practicable.

The Registrant acknowledges that:

(a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark J. Rosenblum
Mark J. Rosenblum
Chief Financial Officer,
Senior Vice President and Secretary